June 14, 2010

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 15, 2010
File No. 000-10956

Definitive Proxy Statement
Filed on April 8, 2010

Dear Mr. Riedler:

Below are the responses of EMC Insurance Group Inc. (the “Company”) to your comment letter dated June 2, 2010 (the “Comment Letter”).  For your convenience, each comment appearing in the Comment Letter is repeated below, followed by the Company’s response.

DEF 14A

The Board’s Role in Risk Oversight, page 6

1.	We note your disclosure in response to Item 402 (s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

The Compensation Committee of the Company’s Board of Directors met on January 29, 2010 with the Company’s independent compensation consultant, who explained the new disclosure requirements governing registrants’ compensation policies and practices as they relate to risk management.  After the compensation consultant’s presentation, a discussion took place regarding current compensation practices for all of Employers Mutual’s employees.  During this discussion, it was noted that all base salaries, including executive officer base salaries, are based on comparative industry compensation survey information.  As a result, the base salaries paid to Employers Mutual’s employees were not deemed to create risks that are reasonably likely to have a material adverse effect on the Company.

Employers Mutual’s bonus plans were then reviewed.  Following is summary of those discussions:

1.
Contingent Salary Plan – Bonus payments under this plan are based solely on the statutory combined trade ratio of the consolidated group.  As a result, bonus payments under this plan are focused on profitability rather than growth, and are therefore not deemed to create risks that are reasonably likely to have a material adverse effect on the Company.

2.
Executive Bonus Plan (Short Term) - Bonus payments under this plan are based on three separate performance objectives, with the most emphasis placed on the statutory combined trade ratio, followed by the change in policyholders’ surplus and the increase in net written premium.  As a result, bonus payments under this plan are primarily focused on profitability rather than growth.  It was also noted that a very limited number of employees are eligible for this bonus plan and that each participant’s bonus is capped at a predetermined percentage of their base compensation.  In addition, the bonus is not tied to the price of the Company’s stock, which eliminates any risks related to short-term price changes.  Based on this discussion, it was determined that bonus payments under this plan are not deemed to create risks that are reasonably likely to have a material adverse effect on the Company.

3.
Executive Bonus Plan (Long Term) – This plan is identical to the Short Term plan, except that the calculations are based on a rolling three-year average and no minimums or maximums are applied to the annual calculations.  Since the performance objectives for this plan are the same as those utilized in the Short Term plan, the discussion points and conclusions reached for the Short Term plan apply to this plan as well.

4.
Individual Bonus Plans – These bonus plans, which are applicable to the branch managers and the heads of various subsidiary companies, are based on the profitability of the operations they oversee and the dollars involved are not considered material.  As a result, it was determined that bonus payments under these plans are not deemed to create risks that are reasonably likely to have a material adverse effect on the Company.

Benefit plans were not discussed due to the fact that the benefit plans, with the exception of the BENEP and the SRP II, are provided to all employees.  The BENEP provides a 100% company match of the first 5% of compensation deferred by executive officers.  The SRP II was implemented in 2009 for the purpose of attracting and retaining key executives by providing additional deferred compensation to achieve a targeted 50% replacement ratio of retirement income to cash compensation at the time of retirement.  The benefits provided under the SRP II are based on market data provided by the independent compensation consultant.  The costs associated with the BENEP and SRP II are not material, and are therefore not deemed by management to create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis

Short Term Bonus Program, page 20

2.
We note that you disclose the performance objectives, target levels, actual performance, and bonus payouts for your Short Term Bonus Program.  However, it is unclear how the level of achievement of the performance objectives results in the bonuses awarded.  Please provide an example of proposed disclosure to be included in your proxy statement for 2010 [sic] which identifies the formula by which the cash bonus for each NEO is determined under your Short Term Bonus Program.

Response:

The Company proposes that the last paragraph of the discussion of the Short Term Bonus Program contained on page 21 of the 2010 proxy statement be revised and expanded in the 2011 proxy statement to provide the following disclosures of the bonus formula and the bonus calculation for each NEO, to the extent this information continues to be applicable:

For calendar year 2009, EMC Insurance Companies reported an increase in net written premiums of 0.1%, a 17.9% increase in policyholders’ surplus and a combined trade ratio of 101.9%.  The application of these results to the 2009 Short Term Bonus Program formula resulted in the achievement of a bonus award of 56.1% of base salary for vice presidents who serve on Employers Mutual’s Policy Committee or who have been vice presidents for at least five years.  Following is a summary of the formulas and calculations used to arrive at the bonus percentage for such vice presidents:

The formula for the written premium component of the Short Term Bonus Program is as follows: (percent of actual change in net written premium, less the net written premium performance target, plus a 5.0% additive) times a multiplier of 1.5, subject to a minimum bonus contribution of -15.0% and a maximum bonus contribution of 15.0%. The calculation of the net written premium component for the 2009 Short Term Bonus Program was as follows:

Percent of actual change in net written premium	0.1%
Less the net written premium performance target	(0.0%)
Plus 5.0% additive	5.0%
Total	5.1%
Times multiplier of 1.5	x 1.5
Net written premium component	7.7%

The formula for the policyholders’ surplus component of the Short Term Bonus Program is as follows:  percent change in policyholders’ surplus times a multiplier of 1.0, subject to a minimum bonus contribution of -20.0% and a maximum bonus contribution of 25.0%.  The calculation of the policyholders’ surplus component for the 2009 Short Term Bonus Program was as follows:

Percent change in policyholders’ surplus	17.9%
Times multiplier of 1.0	x 1.0
Policyholders’ surplus component	17.9%

The formula for the combined trade ratio component of the Short Term Bonus Program is as follows: (target combined trade ratio minus adjusted EMC combined trade ratio1) plus (maximum combined trade ratio minus target combined trade ratio) times a multiplier of 5.0, subject to a minimum bonus contribution of -40.0% and a maximum bonus contribution of 65.0%.  The calculation of the combined trade ratio component for the 2009 Short Term Bonus Program was as follows:

Target combined trade ratio	102.0%
Less adjusted EMC combined trade ratio1	(101.9%)
		0.1%
Maximum combined trade ratio	108.0%
Less target combined trade ratio	(102.0%)
		6.0%
Total		6.1%
Times multiplier of 5.0		x 5.0
Combined trade ratio component		30.5%

1 If EMC’s combined trade ratio is less than the property & casualty insurance industry’s combined trade ratio as published by A.M. Best Company, the difference between EMC’s combined trade ratio and the industry combined trade ratio is deducted from EMC’s combined trade ratio, up to a maximum of 3.0 percentage points. For bonus plan purposes, this calculation is referred to as the “adjusted EMC combined trade ratio”.  For calendar year 2009, EMC’s combined trade ratio was greater than the industry average, so the adjusted EMC combined trade ratio was the same as the actual combined trade ratio).

Adding the three components together resulted in the achievement of a bonus award of 56.1% for vice presidents, which is less than the predetermined cap of 75%.  As president, Mr. Kelley’s bonus was calculated by applying a multiplier of 1.3 to the 56.1%, resulting in a short term bonus of 72.9% of base pay, or $539,620.  As executive vice presidents, Mr. Murray’s and Mr. Jean’s bonuses were calculated by applying a multiplier of 1.2 to the 56.1%, resulting in a short term bonus of 67.3% of base pay, or $281,840 and $278,708, respectively.  As senior vice presidents, Mr. Davis’ and Mr. Reese’s bonuses were calculated by applying a multiplier of 1.1 to the 56.1%, resulting in a short term bonus of 61.6% of base pay, or $174,200 and $137,608, respectively.

In connection with this response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  If you have questions or comments regarding our responses to your comments, please contact me at (515) 345-2902.

Sincerely,

EMC Insurance Group Inc.

/s/  Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)